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                          August 31, 2022

       Katherine Stueland
       Chief Executive Officer
       Sema4 Holdings Corp.
       333 Ludlow Street, North Tower, 8th Floor
       Stamford, Connecticut 06902

                                                        Re: Sema4 Holdings
Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed August 26,
2022
                                                            File No. 333-267112

       Dear Ms. Stueland:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Per Chilstrom, Esq.